Q2 2026 Results Speakers Dr. Yoav Zeif, CEO Eitan Zamir, CFO Yonah Lloyd, CCO & VP IR August 13, 2026 Make additive work for you

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Forward-Looking Statements Cautionary Statement Regarding Forward-Looking Statements The statements in this slide presentation regarding Stratasys' strategy and its projected future financial performance, including the financial guidance concerning its expected results for 2026, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the extent of our success at introducing new or improved products and solutions that gain market share; the extent of growth of the 3D printing market generally; the global macro-economic environment, including the impact of increased import tariffs that have been imposed by the U.S. and other countries; global trends involving inflation, interest rates, economic activity, currency exchange rates, and increased energy costs, and their impact on the additive manufacturing industry, our company and our customers, in particular; changes in our overall strategy, including as related to any restructuring activities and our capital expenditures; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower margin products or services; the impact of competition and new technologies; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; the extent of our success at successfully consummating and integrating into our existing business acquisitions or investments in new businesses, technologies, products or services; the potential adverse impact of global interruptions and delays involving freight carriers and other third parties on our supply chain and distribution network; global market, political and economic conditions, and in the countries in which we operate in particular; potential adverse effects of Israel’s recent preemptive or retaliatory wars against Iran and/or its sponsored terrorist organizations Hamas, Hezbollah, and, intermittently, the Houthis; costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others' intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission, or SEC, on March 5, 2026 (the “2025 Annual Report”). Readers are urged to carefully review and consider the various disclosures made throughout our 2025 Annual Report and the Reports of Foreign Private Issuer on Form 6-K that attach Stratasys’ unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition, for the quarterly periods throughout 2026, which will be furnished to the SEC throughout 2026, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this slide presentation are provided or made (as applicable) as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Make additive work for you

The non-GAAP data included herein, but not limited, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations. Our management utilizes these non-GAAP measures to enable us to assess our financial results (i) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains and legal provisions, (ii) excluding non-cash items such as share-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and goodwill, revaluation of our investments and the corresponding tax effect of those items, (iii) for certain non-GAAP measures, after eliminating the impact of changes attributable to currency exchange rate fluctuations, and (iv) after excluding changes in revenues solely attributable to divestitures of former subsidiary companies. The items eliminated as part of our calculation of our non-GAAP financial measures either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. Our non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a reporting period, which may not provide a comparable view of our performance relative to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in the tables later in this slide presentation. We have not included herein, however, a reconciliation of our non-GAAP guidance for 2026 to the most directly comparable GAAP guidance. Please see our earnings release being published today for that reconciliation (other than for our guidance for non-GAAP gross margin and non-GAAP operating expenses, as we are unable to obtain the information needed to provide either the equivalent GAAP figures (projected GAAP gross margin or projected GAAP operating expenses) or the related reconciliation without unreasonable effort or with reasonable certainty from a quantitative perspective). Make additive work for you Use of Non-GAAP Financial Information Use of Non-GAAP Financial Measures Make additive work for you

• Record level consumables sales • Revenue grew 3.7 percent sequentially • Operational rigor and disciplined cost management • A&D Mission-critical requirements translating into durable, structural demand • Markforged acquisition to meaningfully augment Stratasys offering CEO Dr. Yoav Zeif Make additive work for you

Aerospace & Defense – Q2 Revenue +17% YoY in our Largest Business

U.S. AIR FORCE

Quickparts

America Makes

U.S. Department of War

US Air Force Momentum

- Strong momentum driven by expanding USAF adoption, led by multiple-system F900 investments
- Orders growing in volume across their sustainment enterprise, turning into large ongoing programs

Quickparts Agreement

- Expanded relationship with international on-demand manufacturer
- Twelve NEO800+ systems on top of existing six - multi-year, multi-million-dollar deal
- For end-use parts MFG in key verticals such as aerospace, defense, advanced mobility and energy

America Makes Win

- Awarded a two-year, $7.8M program from America Makes, the leading US public-private partnership with DoW for additive manufacturing, to advance next-gen in-situ monitoring for our F900/F3300
- Long-term DoW strategy positions Stratasys as trusted foundation for qualified manufacturing

Stratasys Direct Parts MFG +12.1% Driven by Defense

- Growth fueled primarily by increasing demand from defense technology companies for drone production, munitions manufacturing, and production applications across next generation platforms

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Automotive Make additive work for you FANUC Adoption ▪ FANUC, a leading industrial automation company, adopted Stratasys industrial solutions — reflecting a broader trend of OEMs and suppliers aligning on common platforms so parts can be qualified once and made anywhere ▪ Engagement came at the request of a major auto OEM customer seeking to standardize tools and parts with FANUC, improving consistency and cutting lead times FAW Group Agreement ▪ FAW Group, one of the largest Chinese auto OEMs, will purchase twelve F900 systems by year-end (two shipped in Q2), on top of five F900s and eight other Stratasys systems already in operation ▪ Systems primarily produce interior end-use parts like armrests and panels — a strong example of recurring business as customers experience Stratasys' value on their production lines

Markforged Acquisition

Markforged is a full solution OEM Manufacturer of Fused Filament Fabrication (FFF) technology

- Provides hardware, materials, and software solutions to a broad range of industries including aerospace, defense, automotive, and food and beverage
- Enables production-grade, high-strength, lightweight parts for demanding industrial applications
- ~$70M of revenue in (2025)
- $42.5M all-cash(1) purchase price
- Integration of talent, partner and reseller network

Markforged



Transaction Highlights

- Adds differentiated capabilities to Stratasys with continuous carbon fiber technology, and proprietary polymer and composite offering
- Strengthens leadership and product offering in attractive target verticals of aerospace & defense, automotive and industrial tooling
- Advanced software for high requirement production applications
- Expands presence in high-performance, production-grade end-use applications
- Broadens go-to-market reach by combining complementary reseller and partner networks and unlocks cross-selling opportunities
- Gross margin accretive transaction, expecting significant cost synergies and a positive EBITDA contribution within the first year
- Expected close by the end of 2026, subject to customary approvals and conditions

(1) On a cash-free debt-free basis, subject to closing adjustments

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ARCH – New Americas Regional Corporate Headquarters ▪ Grand opening of ARCH, a 200,000 square foot facility in Minnetonka, Minnesota ▪ ARCH brings together engineering, innovative research and development, applications expertise, Stratasys Direct, and customer collaboration capabilities, under one roof ▪ Will support anticipated growing demand and reinforces our focus on production-scale, additive manufacturing ▪ Encouraging feedback from investors - seeing our technology at work in a real-world environment can greatly enhance the appreciation for our strategy - we look forward to hosting more of the investment community in the future ARCH – 200,000 Sq. Foot Facility to Support Growing Demand Make additive work for you

CFO Eitan Zamir Second Quarter Results Reflect: ▪ Continued execution on our manufacturing-focused strategy ▪ Deepened customer reliance on our solutions, as demonstrated by highest-ever revenue for consumables ▪ Multiple repeat-customer sales for aerospace, defense and automotive customers

Quarterly Trend 94.8 94.1 97.6 88.8 92.7 43.3 42.9 42.4 43.9 44.9 138.1 137.0 140.0 132.7 137.6 Q2'25 Q3'25 Q4'25 Q1'26 Q2'26 Product Service Q2 2026 Revenue Make additive work for you Revenues – Q2’26 Revenue Y/Y Product - $92.7M -2.2% ▪ Systems - $26.4M -13.7% ▪ Consumables - $66.3M 3.3% Services - $44.9M 3.7% ▪ Customer Support - $29.9M -1.0% Note: $ in millions unless noted otherwise. All numbers and percentages rounded.

GAAP Non-GAAP 47.7% 45.3% 46.3% 46.3% 47.2% 54.3% 52.4% 50.2% 53.8% 54.8% 33.1% 29.7% 37.4% 31.0% 31.4% Q2-25 Q3-25 Q4-25 Q1-26 Q2-26 Services Gross MarginProducts Gross Margin Total Gross Margin Make additive work for you Note: All percentages rounded. Q2 2026 Gross Margins 48.7% 47.0% 37.7% 47.5% 48.2% 30.8% 27.6% 34.5% 30.1% 30.1% 43.1% 41.0% 36.8% 41.7% 42.3% Q2-25 Q3-25 Q4-25 Q1-26 Q2-26

GAAP Operating Expenses (absolute and as a percentage of revenues) Non-GAAP Operating Expenses (absolute and as a percentage of revenues) 76.1 71.7 52.1% Q2'25 Q2'26 55.1% 64.7 64.8 Q2'25 Q2'26 47.1%46.9% Note: $ in millions unless noted otherwise. All numbers and percentages rounded. Make additive work for you Q2 2026 Operating Expenses

GAAP Operating Loss (16.6) Q2’25 (13.5) Q2’26 GAAP Net Loss EPS diluted ($0.20) in Q2’25 vs ($0.19) in Q2’26 (16.7) Q2’25 (16.9) Q2’26 Non-GAAP Operating Income 0.8% in Q2’25 vs 0.1% in Q2’26 out of total revenue 1.1 Q2’25 0.1 Q2’26 Non-GAAP Net Income EPS diluted $0.03 in Q2’25 vs $0.03 in Q2’26 2.2 Q2’25 2.3 Q2’26 Adjusted EBITDA 4.4% in Q2’25 vs 3.9% in Q2’26 out of total revenue 6.1 Q2’25 5.3 Q2’26 Note: $ in millions, except per share amounts unless noted otherwise. All numbers and percentages rounded. Make additive work for you Q2 2026 Operating, Net and EBITDA

Balance Sheet ItemsCash Flow from Operating Activities 15Make additive work for you Strong Balance Sheet – $212.5M Cash, Equivalents and No Debt (1.1) (18.7) Q2-25 Q2-26 Q2-25 Q4-25 Q2-26 Cash and Cash Equivalents and Short- term deposits 254.6 244.5 212.5 Accounts Receivable 157.9 160.5 160.4 Inventories 164.6 145.2 143.9 Net Working Capital 448.8 418.9 396.0 Q2 Cash usage atypically high, mainly driven by non-routine items including legal expenses to proactively protect IP Note: $ in millions unless noted otherwise. All numbers and percentages rounded.

Revenues Non-GAAP Operating Expenses Includes ~$10M adverse impact from FX Non-GAAP Operating Margins Adjusted Net Income Adjusted EPS diluted GAAP Net loss ($83M) - ($67M) GAAP EPS ($0.95) - ($0.76) CAPEX Adjusted EBITDA 4.5% - 5.0% of Revenue Includes ~$17M adverse impact from FX & Tariffs $565M – $575M 46.7% – 47.1% $260M – $262M $20M – $25M$25M – $30M0.7% – 1.5% Positive Operating Cash Flow for H2 2026 Subject to foreign exchange rate and tariff uncertainty 2026 Full-Year Outlook $8M – $12.5M $0.09 – $0.14 Make additive work for you Non-GAAP Gross Margins Includes ~$7M adverse impact from FX & Tariffs

Summary Dr. Yoav Zeif, CEO ▪ Confidence in strategy and durability of megatrends driving additive manufacturing adoption ▪ Successfully executing on stated goal to transform our business from prototyping to manufacturing ▪ Manufacturing revenue is growing making us more robust and a larger part of our customers critical production line infrastructure ▪ Multi-unit, multi-year wins reflect increasing enthusiasm and usage ▪ Strong customer engagement as magnitude of commitments bring longer sales cycles with many opportunities emerging to generate a sales flywheel propelling increased growth in the coming years ▪ Aerospace, defense and automotive momentum, anticipated impact from dental and ongoing Stratasys Direct contribution reinforce the structural demand across key verticals, as we build long-term value Make additive work for you

THANK YOU

Note: $ in millions, except per share amounts unless noted otherwise. All numbers and percentages rounded. Appendix – Comparison of Q2 2026 to Q2 2025 Key Metrics Make additive work for you

Appendix – Reconciliation of GAAP to Non-GAAP Results of Operations

	Three Months Ended June 30, 2026			Three Months Ended June 30, 2025		
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
Gross Profit (1)	$ 58,238	$ 6,677	$ 64,915	$ 59,494	$ 6,323	$ 65,817
Operating income (loss) (1,2)	(13,467)	13,600	133	(16,620)	17,736	1,116
Net income (loss) (1,2,3)	(16,865)	19,131	2,266	(16,745)	18,925	2,180
Net income (loss) per diluted share (4)	$ (0.19)	$ 0.22	$ 0.03	$ (0.20)	$ 0.23	$ 0.03
(1) Acquired intangible assets amortization expenses		4,521			4,517	
Non-cash share-based compensation expenses		788			746	
Restructuring and other expenses		1,368			1,060	
		6,677			**6,323**	
(2) Acquired intangible assets amortization expenses		1,233			915	
Non-cash share-based compensation expenses		5,428			5,392	
Restructuring and other related costs		603			460	
Contingent consideration		(4,066)			643	
Legal and other expenses		3,725			4,003	
		6,923			**11,413**	
		13,600			**17,736**	
(3) Corresponding tax effect		6,201			182	
Equity method related expenses and impairment		-			1,067	
Finance income		(670)			(60)	
		$ 19,131			**$ 18,925**	
(4) Weighted average number of ordinary shares outstanding- Diluted	87,053		87,454	83,485		84,024

Note: $ in thousands unless noted otherwise. All numbers and percentages rounded.

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Appendix – Reconciliation of GAAP Net Loss to Adjusted EBITDA 2026 2025 Net loss $ (16,865) $ (16,745) Financial income, net (3,285) (3,286) Income tax expenses 6,683 1,041 Share in losses of associated companies - 2,370 Depreciation expenses 5,318 5,129 Amortization expenses 5,762 5,442 Non-cash share-based compensation expenses 6,216 6,138 Contingent consideration (4,066) 643 Legal and other expenses 3,723 3,878 Restructuring and other related costs 1,858 1,519 Adjusted EBITDA $ 5,344 $ 6,129 Three Months Ended June 30, Make additive work for you Note: $ in thousands unless noted otherwise. All numbers and percentages rounded.